

February 5, 2008

Steven Jacobs
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549   **VIA OVERNIGHT DELIVERY**

        Re: NexCen Brands, Inc.

File No. 000-27707

Request to provide Statements of Assets Acquired and Liabilities Assumed and Revenues and Direct Expenses to satisfy the financial statement requirements of Rule 3-05 of Regulation S-X.

Dear Mr. Jacobs:

On January 29, 2008, NexCen Brands, Inc. ("NexCen"), through a wholly owned subsidiary, acquired substantially all of the assets of Great American Cookie Company Franchising, LLC ("GAC") and Great American Manufacturing, LLC ("GAM," and collectively with GAC, the "Sellers" or "Great American Cookie"), each wholly owned subsidiaries of Mrs. Fields Famous Brands, LLC ("MFFB").

Pursuant to an Asset Purchase Agreement dated January 29, 2008, NexCen acquired substantially all of Sellers' assets relating to the Great American Cookie businesses, including the Great American Cookie brand, and certain products and services used in connection with the franchising and dough supply of Great American Cookie stores (collectively, the "Assets"). The Assets meet the definition of a business as presented in Rule 11-01(d) of Regulation S-X and exceed the 20% significance threshold described in Rule 3-05 of Regulation S-X (calculated in accordance with Rule 1-02(w) of Regulation S-X). Therefore NexCen is required to file a Form 8-K and include audited financial statements of the acquired business under Rule 3-05 of Regulation S-X.

Rule 3-05 of Regulation S-X requires that the financial statements specified in Rules 3-01 and 3-02 of Regulation S-X be provided for an acquired business. We have been advised by MFFB that it is impracticable to prepare complete financial statements for the Sellers in accordance with Rules 3-01 and 3-02 of Regulation S-X relating to the Assets. Further, because we are acquiring specific assets and integrating them into our existing corporate infrastructure, we believe that the presentation of certain financial information other than complete financial statements prepared in accordance with Rules 3-01 and 3-02 of Regulation S-X would be more relevant and useful to investors.

Accordingly, the purpose of this letter is to seek your concurrence with respect to our proposal that, in satisfaction of the requirements of Rule 3-05 of Regulation S-X and Rules 3-01 and 3-02 of Regulation S-X as they relate thereto, we include certain other financial information in lieu of complete financial statements in the Form 8-K or any other subsequent registration statement requiring financial statements relating to this acquisition. Specifically, we propose to present Statements of Revenues and Direct Expenses, and Statements of Assets Acquired and Liabilities Assumed.

1330 AVENUE OF THE AMERICAS, 34TH FLOOR • NEW YORK, NEW YORK • 10019
PHONE: 212.277.1100 • FAX: 212.247.7132
WWW.NEXCENBRANDS.COM

Background

NexCen has acquired the intellectual property related to the Great American Cookie brand names and the existing franchise agreements with third parties to use this intellectual property in connection with the operation of cookie stores and kiosks. NexCen also acquired the cookie batter manufacturing facility and supply business that sells product to the franchisees. No working capital accounts (e.g., accounts receivable and payable) were acquired other than the inventory of the cookie batter manufacturing facility. Additionally, we have been advised that there is no carrying value for the Sellers' intellectual property assets (i.e. trademarks and existing franchise agreements) in the balance sheet of MFFB as these were internally developed or fully amortized. The Assets have not been previously managed by MFFB as stand-alone businesses, but meet the description of a business as presented in Rule 11-01(d) of Regulation S-X. With respect to operating the Assets and the business conducted using the Assets MFFB has advised us:

•Neither the Sellers nor MFFB have maintained administrative support functions (such as accounting, treasury, tax and legal) dedicated to the Assets. Rather, these functions have been provided by MFFB at the corporate level, and the related costs have not historically been allocated to the Assets.

•Neither the Sellers' nor MFFB's systems and procedures provide sufficient information for the preparation of stand-alone income tax and interest provisions.

•Accounts payable are maintained in the aggregate for all brands owned by MFFB, and Seller's debt is not directly attributable to the Assets. Moreover, it is not practicable to specifically identify those accounts payable and debt balances attributable to the Assets.

•Separate cash balances are not maintained for the Assets. Cash receipts and disbursements relating to the operations of the Assets are aggregated with the cash activity for the other brands owned by MFFB.

Based on information provided by MFFB, revenue generated by the Assets for the year ended December 31, 2007, was approximately $25.5 million, or approximately 26% of the total revenue of MFFB. As discussed above, the intellectual property assets had no carrying value in the balance sheet of the MFFB.

We have been advised by MFFB that it is impracticable to prepare complete financial statements in accordance with Rules 3-01 and 3-02 of Regulation S-X relating to the Assets due to the following reasons:

•Stand-alone financial statements relating to the Assets have not been previously prepared, and MFFB's independent auditors have never audited or reported separately on the operations or net assets of the Assets.

•MFFB cannot objectively allocate certain corporate expenses to the Assets. Any allocation would be subjective and would not be relevant to investors given the differences between MFFB's corporate structure and that of NexCen.

•Working capital accounts, including cash relating to the Assets, have been maintained only in the aggregate at MFFB's divisional level, and it is not practicable to separately identify those amounts attributable to the Assets.

We request your concurrence with our proposal to present the following financial information relating to the Assets in satisfaction of the requirements of Rule 3-05 of Regulation S-X and Rules 3-01 and 3-02 of Regulation S-X as they relate thereto:

- Statements of Revenues and Direct Expenses for all periods for which financial information relating to the Assets is required pursuant to Rule 3-05 of Regulation S-X. These statements would include revenues generated by the Assets acquired, less expenses directly attributable to the Assets, and allocations of operating costs incurred within Seller relating to the Assets. Direct expenses would include, sales and marketing, cost of sales, training, franchise support, advertising and other expenses directly attributable to the Assets, but would not include any allocation of general costs incurred for administrative support (such as accounting, treasury, tax and legal support) nor an allocation of interest and income taxes. The financial information to be included in these statements is not currently available and will be provided supplementally upon request. We have attached hereto a template (Appendix A) of the financial report to be provided.

- Statements of Assets Acquired and Liabilities Assumed for all periods for which financial information relating to the Assets is required pursuant to Rule 3-05 of Regulation S-X. These statements would include principally the Sellers carrying value of the land, facility, material inventory and supplies relating to the cookie batter manufacturing facility. The financial information to be included in these statements is not currently available and will be provided supplementally upon request. We have attached hereto a template (Appendix B) of the financial report to be provided.

- Disclosure of information about operating, financing and investing cash flow activities relating to the Assets, to the extent available and applicable, in the accompanying notes to the statements described above.

- A note to the statements described above describing the reasons for the presentation and the nature of any omitted expenses.

Corresponding pro forma financial information in the 8-K will include adjustments for expenses that are omitted from the Statements of Revenues and Direct Expenses to the extent such adjustments are factually supportable.

Conclusion

We believe that the presentation of the financial information described above would provide investors with all of the information material to their understanding of our acquisition of the Assets. We expect to integrate the Assets acquired into our existing organizational structure. Because NexCen's cost structure is different from that of MFFB's we believe that a presentation of complete financial statements in accordance with Rule 3-01 and 3-02 of Regulation S-X that includes allocation of certain MFFB corporate expenses would not be more meaningful or relevant to investors.

We understand that abbreviated financial information has been acceptable to the SEC in certain situations where, as in the case of the Assets, the financial information proposed to be presented would provide investors with more relevant information concerning the business acquired and the impact of the acquisition than complete financial statements in accordance with Rules 3-01 and 3-02 of Regulation S-X.

I am happy to discuss any questions you may have and provide any additional information you may need in order to conclude on this issue. You may contact me at 212-277-1138. Thank you for your consideration of this matter.

Sincerely,



David Meister
Chief Financial Officer

Ronald P. Fetzer
Vice President- Controller

Appendix A

Great American Cookie
Statement of Revenues and Direct Expenses
For the year ended December 31,

	2007	2006
REVENUES:		
Royalty revenues	$ -	$ -
Franchise fee revenues		
Sales		
DIRECT EXPENSES:		
Cost of Sales		
Selling, general and administrative expenses		
Depreciation and amortization		
EXCESS OF REVENUES OVER DIRECT EXPENSES	$ -	$ -

APPENDIX B

Great American Cookie
Statement of Assets Acquired and Liabilities Assumed
December 31, 2007

ASSETS ACQUIRED:

Factory Building	$	-
Inventory		
Franchise Agreements		
Trademarks and other intangible assets		

LIABILITIES ASSUMED:

Guaranteed lease obligations

EXCESS OF ASSETS ACQUIRED OVER
  LIABILITIES ASSUMED $ -